MATTHEW T. BROWNE (858) 550-6045 mbrowne@cooley.com	VIA FACSIMILE, FED EX AND EDGAR

July 10, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John L. Krug

Suzanne Hayes

Jeffrey Riedler

RE:	Verenium Corporation

Registration Statement on Form S-3 filed June 20, 2007 (File No. 333-143894)

Ladies and Gentlemen:

On behalf of our client, Verenium Corporation (formerly known as Diversa Corporation, “Verenium”), we are electronically transmitting for filing with the Securities and Exchange Commission (the “Commission”) this letter to provide supplemental responses to the comments of the Commission’s staff (the “Staff”) contained in the Staff’s letter (the “Comment Letter”) to Verenium dated July 2, 2007 relating to Verenium’s Registration Statement on Form S-3 (File No. 333-143894) filed with the Commission on June 20, 2007 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

General

1. Each of our comments requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant’s securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Response: Verenium acknowledges the Staff’s comment.

Dollar value of underlying securities

2. Please provide the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

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John L. King

July 10, 2007

Page Two

Response: Verenium will insert the following paragraph as the final paragraph under “Description of Notes—Conversion Rights—The increase in the conversion rate” in the prospectus included in the Registration Statement (the “Prospectus”) and amend the Registration Statement to register for resale 18,750,000 shares of Verenium’s common stock rather than 14,705,880 shares:

“The registration statement of which this prospectus is a part registers for resale 18,750,000 shares of our common stock upon conversion of the Notes. This amount assumes a conversion rate of 156.2500 shares per $1,000 principal amount of Notes, and a conversion price per share of $6.40, which could result due to adjustments in the initial conversion rate and the initial conversion price described in “—Adjustments to the conversion rate,” “—Adjustment to the conversion rate on April 1, 2008” and “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” above. The initial conversion rate as of March 22, 2007, the date we agreed to sell the Notes to the initial purchasers, was 122.5490 shares per $1,000 principal amount of Notes and is based on an initial conversion price of $8.16 per share, the conversion price as of March 22, 2007. The number of shares of our common stock issuable upon full conversion of the Notes using the initial conversion rate and the initial conversion price is 14,705,880 shares. The total dollar value of the shares of our common stock underlying the Notes, based on the closing price of our common stock on the NASDAQ Global Market on March 22, 2007 of $6.40 per share, was $120 million (if based on a conversion rate of 156.2500 shares per $1,000 principal amount of Notes) or approximately $94.1 million (if based on the initial conversion rate of 122.5490 shares per $1,000 principal amount of Notes).”

Verenium respectfully informs the Staff that, for purposes of determining the value of the shares of its common stock underlying the notes and other amounts based on the conversion price and conversion rate for the notes, it considers March 22, 2007, the date it entered into a purchase agreement with the initial purchasers of the notes to sell the notes to them, and not March 28, 2007 and April 3, 2007 (the dates the notes were actually sold to the initial purchasers), to be the appropriate date. All pricing information related to the notes, including their conversion price and conversion rate, was set on March 22, 2007, subject to the possible adjustments described in the Prospectus.

Payments to the investor and affiliates

3. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

John L. King

July 10, 2007

Page Three

Response: Verenium respectfully informs the Staff that, to its knowledge, the only payments that it has made or may be required to make in connection with the notes offering to any selling securityholder listed in the Prospectus, any affiliate of a selling securityholder listed in the Prospectus, or any person with whom any selling securityholder listed in the Prospectus has a contractual relationship regarding the notes offering (any such selling securityholder listed in the Prospectus, affiliate or person, an “Applicable Party”) are:

•

those payments required by the notes themselves (e.g., semi-annual interest payments, additional interest if certain registration defaults occur), all of which are disclosed in the Prospectus (see, e.g., the “Summary” and “Description of Notes” sections); and

•

to the extent any of the initial purchasers are Applicable Parties (and UBS Securities LLC (“UBS”) clearly is an Applicable Party, as both one of the initial purchasers and a selling securityholder listed in the Prospectus), payments represented by the initial purchasers’ discount of 3.4% in connection with their purchase of the notes from Verenium (which Verenium considers a customary market rate for these types of transactions) and reimbursement by Verenium of certain expenses of the initial purchasers in connection with the notes offering.

The initial purchasers’ discount is disclosed in the purchase agreement filed by Verenium with the Commission as an exhibit to Verenium’s Form 8-K on March 22, 2007 (the “Form 8-K”), and Verenium proposes to include the following sentence as the final paragraph under “Selling Security Holders” in the prospectus included in the Registration Statement:

“The initial purchasers, including UBS Securities LLC, purchased the Notes from us at a 3.4% discount to their initial offering price, which was 100% of the aggregate principal amount per $1,000 Note, and we also reimbursed the initial purchasers for certain of their expenses in connection with the Notes offering.”

Verenium respectfully proposes for the Staff’s consideration that the addition of the sentence described above is adequately responsive to Comment 3 and that providing the additional tabular disclosure requested by the Staff is unnecessary because such disclosure would be redundant with other disclosure already contained in the Prospectus as all other payments to any Applicable Party in connection with the notes offering (e.g., semi-annual interest payments, additional interest if certain registration defaults occur) are already described in the prospectus.

Verenium notes for the Staff’s information that it has paid or will pay UBS a fee of $2.55 million plus reimbursement of certain of its related expenses in connection with UBS’s work on behalf of Verenium as Verenium’s financial advisor in connection with Verenium’s recent merger with Celunol Corp. These fees were disclosed in Verenium’s Registration Statement on Form S-4 (File No. 333-141392) filed with the Commission on March 19, 2007 and as amended and do not relate to UBS’s work on behalf of Verenium in connection with the notes offering. Verenium does not consider UBS’s work on its behalf in connection with its recent merger with Celunol Corp. to constitute a “material relationship” between Verenium and UBS for purposes of Item 507 of Regulation S-K. Nonetheless, with UBS’s consent, which Verenium shall seek to obtain, Verenium will insert the following sentence as the final sentence in the paragraph that is being added and is provided above:

“In addition, we paid UBS Securities LLC an aggregate fee of $2.55 million for financial advisory services in connection with our recent merger with Celunol Corp.”

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John L. King

July 10, 2007

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Verenium also notes for the Staff’s information that it maintains a lending relationship with GE Capital Corporation (“GE Lender”) originally entered into in 2000, under which it pays interest and other amounts typical of lender-borrower equipment financing relationships and had $2.5 million in indebtedness outstanding to GE Lender on June 30, 2007. Verenium notes that GE Singapore Life Insurance Fund (US High Yield Fund) (“GE Fund”) is a selling securityholder listed in the Prospectus, and believes GE Lender and GE Fund are affiliated entities. Amounts paid to GE Lender by Verenium in connection with its lending relationship with GE Lender are also unrelated to the notes offering.

4. Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response: Verenium will insert the following sentence as the first sentence under “Use of Proceeds” in the prospectus included in the Registration Statement:

“We estimate that the net proceeds to us from the Notes offering were approximately $114.8 million.”

Verenium respectfully informs the Staff that there are no features of the notes that require payments to the selling securityholders in the first year following the issuance of the notes that are different from payments required by the notes in later years. The notes require semi-annual interest payments in the first year following their issuance and in ensuing years, there is a possibility of additional interest if certain registration defaults occur that could continue to be due in later years if those registration defaults persist in later years, and holders may require Verenium to repurchase their notes if certain fundamental changes occur, which is also the case for later years. These payments are all already disclosed in the Prospectus. Given that there are no unique features in the notes regarding payments to securityholders in the first year, and that all possible payments to securityholders in the first year have already been disclosed in the Prospectus, Verenium respectfully proposes for the Staff’s consideration that, with the additional disclosure to be provided in response to Comment 3, adding other disclosure regarding possible payments in the first year of the notes is unnecessary because such disclosure would be redundant with other disclosure already contained in the Prospectus.

Potential profits on conversion

5. Please provide tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately [in this comment,

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John L. King

July 10, 2007

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the reference to “securities underlying the convertible notes” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

Response: Verenium respectfully informs the Staff that there was no discount (calculated in the manner requested by the Staff in Comment 5) to the market price of Verenium’s common stock as of the date Verenium agreed to sell the notes to the initial purchasers, when all the pricing information to the notes was set (subject to the possible adjustments described in the Prospectus). The initial conversion price for the notes, $8.16 per share, was determined using a 27.5% premium to the closing price on the NASDAQ Global Market of $6.40 per share for Verenium’s common stock on March 22, 2007 (the “March 22nd Closing Price”), the date

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

John L. King

July 10, 2007

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Verenium entered into a purchase agreement with the initial purchasers and agreed to sell the notes to them. The total dollar value of the shares of Verenium’s common stock underlying the notes, based on the initial conversion price of $8.16 per share as of March 22, 2007, is approximately $120 million, which, due to the premium, exceeds the total dollar value, based on the March 22nd Closing Price and 14,705,880 shares issuable upon full conversion of the notes, of the shares of Verenium’s common stock underlying the notes of approximately $94.1 million. As a result, Verenium respectfully proposes for the Staff’s consideration that the disclosure requested by Comment 5 is not applicable.

6. If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: Verenium respectfully informs the Staff that, while there are circumstances that could cause the conversion price to be adjusted from the initial conversion price of $8.16 per share to $6.40 per share (see “Description of Notes—Adjustments to the conversion rate,” “Description of Notes—Adjustment to the conversion rate on April 1, 2008” and “Description of Notes—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change”), there still would not be a discount to the market price of Verenium’s common stock as of the date Verenium agreed to sell the notes to the initial purchasers, calculated in the manner requested by the Staff in Comment 5. The total dollar value of the shares of Verenium’s common stock underlying the notes, based on the conversion price of $6.40 per share, would be $120 million, which would be equal to the total dollar value, based on the March 22nd Closing Price and 18,750,000 shares issuable upon full conversion of the notes, of the shares of Verenium’s common stock underlying the notes. As a result, Verenium respectfully proposes for the Staff’s consideration that the disclosure requested by Comment 6 is not applicable.

Total potential profit from other securities

7. Please provide tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

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John L. King

July 10, 2007

Page Seven

-	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: Verenium respectfully informs the Staff that, to its knowledge, based on the Questionnaire (as defined in this letter’s response to Comment 10), none of the selling securityholders or any of their affiliates hold any other Verenium warrants, options, notes or other securities that include a conversion discount feature. As a result, Verenium respectfully proposes for the Staff’s consideration that the disclosure requested by Comment 7 is not applicable.

Comparison of issuer proceeds to potential investor profit

8. Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

John L. King

July 10, 2007

Page Eight

Response: Verenium respectfully proposes for the Staff’s consideration that, because there are no conversion discounts of the type described in the fourth bulletpoint of Comment 8 to be disclosed in the Prospectus (see the responses in this letter to Comments 5, 6 and 7) and because the other information requested by the Staff in Comment 8 is already included in the Prospectus (see the responses in this letter to Comments 3 and 4), the tabular disclosure requested by the Staff is unnecessary because such disclosure would be redundant with other information already contained in the Prospectus or is inapplicable.

9. Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response: Verenium respectfully proposes for the Staff’s consideration that the disclosure requested by the Staff is unnecessary because such disclosure either would be inapplicable, redundant with other information already contained in the prospectus included in the Registration Statement, or would not provide meaningful additional information to potential investors. Verenium considers this proposal appropriate for the following reasons:

•	there is no conversion discount of the type referred to in Comment 9 (see the responses in this letter to Comments 5 and 6);

•

the payments discussed in response to Comment 3 are customary payments typical of arms-length 144A convertible debt offerings marketed by large investment banks only to qualified institutional buyers (“QIBs”) and of market terms for such offerings generally (i.e., a customary market discount for the initial purchasers on their purchase of the notes from Verenium and standard payments (e.g., semi-annual interest, additional interest if registration defaults occur) required by the terms of the notes themselves), all of which are already disclosed or will be disclosed (see the response in this letter to Comment 3) in the Prospectus; and

•

the payments due under the notes and discussed in response to Comment 3 are the periodic interest payments, the rate for which is disclosed throughout the Prospectus and which only varies over the term of the notes to the extent additional interest is due based on a registration default (which is also disclosed in the Prospectus), so showing the interest rate for the notes, which will only change over the term of the notes in unusual circumstances, as a percentage averaged over the term of the notes would not provide additional meaningful disclosure to potential investors; and

•

the other payment discussed in response to Comment 3, the initial purchasers’ 3.4% discount, is a one-time payment that issuers in 144A convertible debt offerings make (the actual discount rate does vary, but payment of some discount by

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John L. King

July 10, 2007

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the issuer to the initial purchasers in these types of offerings is standard) and that potential investors expect issuers to have to make, and Verenium considers the discount in its offering to be consistent with market practice, so showing that amount as a percentage averaged over the term of the notes would not provide additional meaningful disclosure to potential investors.

Accordingly, Verenium considers the disclosure requested by the Staff to be unnecessary.

Prior transactions between the issuer and the selling shareholders

10. Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: By way of background, Verenium notes for the Staff’s information that the notes offering was conducted as a typical 144A convertible debt offering. Verenium sold the notes to four large investment banks (UBS, Jefferies & Company, Canaccord Adams and Cantor Fitzgerald) in an arms-length transaction which in turn marketed and sold to notes to QIBs only

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John L. King

July 10, 2007

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in arms-length transactions. Verenium’s information regarding the ultimate QIB purchasers of the notes is limited, and consists primarily of the information supplied by the QIB purchasers to Verenium in a selling securityholder questionnaire (the “Questionnaire”) that the QIB purchasers completed in order to be listed in the Prospectus. The Questionnaire was customary for 144A convertible debt offerings, and required the selling securityholder to identify any other Verenium securities owned by such selling securityholder. To the extent a QIB purchaser identified any other such securities, that information has been included in the table that is part of the “Selling Security Holders” section of the Prospectus.

Verenium respectfully proposes for the Staff’s consideration that the disclosure requested by the Staff is unnecessary because such disclosure would not provide meaningful additional information to potential investors. To the extent any of the selling securityholders has previously acquired Verenium securities and continues to own them, those facts are disclosed in the prospectus. The source from whom an applicable selling securityholder purchased the applicable Verenium securities, the date of the purchase, the number of shares of Verenium stock outstanding at the time of the purchase, the number of shares held at that time by persons other than the selling securityholder and Verenium’s affiliates, the number of shares issued overall in connection with the purchase and related percentages, and the market price of Verenium’s common stock prior to the purchase are not, in Verenium’s judgment, material pieces of information in the context of a resale registration statement for a 144A convertible debt offering made to QIBs only. QIB purchasers of notes in 144A convertible debt offerings do not require this information as part of making their investment decision, and purchasers of notes under resale registration statements for 144A convertible debt offerings made to QIBs only have not historically either. The reason for this is that the information is not materially additive to the facts that have been disclosed, i.e., the extent to which any of the selling securityholders have previously acquired Verenium securities and continue to own them. In fact, the Staff’s requested disclosure would require Verenium to disclose prior security issuances made to any of the selling securityholders (for example, as part of Verenium’s initial public offering in 2000) even if the selling securityholder no longer holds any of those securities, which is, in Verenium’s judgment, irrelevant information.

Verenium also notes for the Staff’s information that the Staff’s requested disclosure was not covered in the Questionnaire and is not typical for resale registration statements for 144A convertible debt offerings made to QIBs only. Given Verenium’s limited information regarding the selling securityholders and their affiliations, it would likely need to resolicit the selling securityholders to ensure its information was accurate were Verenium to have to provide the disclosure requested by the Staff. That process would obviously be expensive and time-consuming for Verenium, while providing marginal benefit to potential investors, and could also potentially cause Verenium to incur additional interest if the time involved resulted in a registration default.

Accordingly, for the reasons described above, Verenium respectfully proposes for the Staff’s consideration that the requested disclosure not be included in the Prospectus.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

John L. King

July 10, 2007

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Comparison of registered shares to outstanding shares

11. Please provide tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: Verenium respectfully informs the Staff that it has never previously registered any of its securities for resale with the Commission. Accordingly, Verenium respectfully proposes for the Staff’s consideration that the Staff’s requested disclosure is unnecessary.

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders

12. Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

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John L. King

July 10, 2007

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Response: Verenium will insert the following sentence as the final paragraph under “Description of Notes—Brief Description of Notes” in the Prospectus:

“We intend to make all payments due on the Notes when due, and believe that we will have the financial ability to do so.”

With regard to the Staff’s requested disclosure regarding short positions that the selling securityholders may have entered into, Verenium notes for the Staff’s information that the Questionnaire did not solicit that information and including that information in resale registration statements for 144A convertible debt offerings made to QIBs only is not typical. Verenium doubts whether, even were Verenium to resolicit the selling securityholders to request this information, the selling securityholders would be willing to provide it. Verenium believes that information relating to their shorting activities would likely be viewed by the selling securityholders as proprietary and confidential and would be information that they would resist including in the Prospectus. Verenium has no means to gather this information otherwise, and obviously the process for resoliciting the selling securityholders would be expensive and time-consuming for Verenium, and be unlikely to result in obtaining the applicable information while also potentially causing Verenium to incur additional interest if the time involved resulted in a registration default.

Verenium also does not consider the requested disclosure material to potential investors. Were it to provide the disclosure in the Prospectus, Verenium would not update it over time, and the information would speak as of one date in time. That date itself, given the process that would be involved with obtaining the information, would be some time before the effectiveness date of the Registration Statement, and so it would be dated information as of the effectiveness date and become increasingly stale thereafter. Given that the notes trade, so the securityholders who are maintaining short positions will themselves change, and that the selling securityholders’ short positions are likely to change over time based on their internal hedging and trading strategies and market conditions, whatever information might be included in the Prospectus relating to the selling securityholders’ short position would likely be relatively meaningless at the effectiveness date for the Registration Statement and increasingly meaningless thereafter, and of marginal benefit to potential investors.

Accordingly, for the reasons described above, Verenium respectfully proposes for the Staff’s consideration that the requested disclosure not be included in the Prospectus.

Relationships between the issuer and selling shareholders

13. Please provide:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the

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John L. King

July 10, 2007

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transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: Verenium hereby confirms for the Staff Verenium’s view that the Prospectus already includes a materially complete description of the relationships and arrangements among the parties referenced by the Staff in connection with the sale of the convertible notes and that all agreements between the parties referenced by the Staff in connection with the notes offering have been filed as exhibits to the Registration Statement, subject to adding the disclosure outlined in this letter’s response to Comment 3 above.

The method by which the number of registered shares was determined

14. Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response: Verenium respectfully proposes for the Staff’s consideration that the disclosure to be added to the Prospectus as outlined in this letter’s response to Comment 2 above is responsive to Comment 14 and provides an adequate description of the method by which Verenium determined the number of shares it is registering under the Registration Statement.

General

15. We note that you are registering the sale of 14,705,880 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Response: As discussed in more detail below, Verenium does disagree with the Staff’s analysis. Verenium also notes for the Staff’s information that it was continuously eligible to conduct a primary offering on Form S-3 between March 22, 2007, the date it entered into the purchase agreement with the initial purchasers for the notes offering, and June 20, 2007, the date it filed the

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

John L. King

July 10, 2007

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Registration Statement. Using information from Verenium’s proxy for its 2007 annual meeting, which showed 48,570,727 shares outstanding as of March 1, 2007 and 16,982,448 of those shares as being held by affiliates on that date, and using Verenium’s lowest closing price for its common stock on the NASDAQ Global Market during that period of $5.04 per share (which occurred on June 20, 2007), Verenium’s aggregate market value, as determined for purposes of determining S-3 eligibility, was always in excess of $150 million. Verenium did not undertake or otherwise become subject to significant securities or affiliate transactions between March 22, 2007 and June 20, 2007 that would materially alter this result.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

Response: Verenium’s basis for determining that the notes offering is appropriately characterized as an offering that is eligible to be made under Rule 415(a)(1)(i) is that the offering was a valid private placement by Verenium to the initial purchasers (each of which is a QIB) under Rule 506, and that the resales by the initial purchasers to QIBs that followed were all properly made under Rule 144A. Verenium both made representations and warranties to and received representations and warranties from the initial purchasers in the purchase agreement to confirm the note offering’s compliance with Rule 506 and Rule 144A, provided covenants to the initial purchasers in the purchase agreement to ensure such compliance, diligently adhered to the publicity and restrictions involved with Rule 506 and Rule 144A offerings, requested that its outside counsel provide a legal opinion to the initial purchasers to the effect that the notes offerings, as a valid Rule 506 and Rule 144A offering, does not require registration under the Securities Act of 1933, as amended, or any filing with the Commission (which opinion was provided), prepared an offering memorandum for the notes offering with appropriate transfer restriction disclosure regarding the Rule 144A nature of the offering, and otherwise conducted the notes offering in accordance with customary legal and market practices employed in Reg D/Rule 144A transactions. Verenium respectfully proposes for the Staff’s consideration that if the notes offering is not deemed by the Staff to be a completed, valid Rule 506 offering followed by valid Rule 144A resales, then no issuer should be entitled to engage in Rule 506/Rule 144A offerings, since Verenium took every customary and prudent action typically taken by issuers in these types of offerings to ensure that the offering did comply with Rule 506 and Rule 144A. Verenium will address the specific factors identified by the Staff below.

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

Response: This information is included in the “Selling Security Holders” section of the Prospectus. There are approximately 35 selling securityholders. A large number of selling securityholders is common in large Rule 506/ Rule 144A offerings – the initial purchasers typically seek to distribute the offered securities broadly.

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

John L. King

July 10, 2007

Page Fifteen

Response: Verenium closed its sales of the notes to the initial purchasers on March 28, 2007 ($100 million in aggregate principal amount of the notes) and April 3, 2007 ($20 million in aggregate principal amount of the notes, when the initial purchasers exercised their over-allotment option). From Verenium’s perspective, the notes offering was completed on April 3, 2007. Verenium believes that most of the selling securityholders listed in the “Selling Security Holders” section of the Prospectus purchased their notes directly from the initial purchasers. However, the notes are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages, or PORTAL, Market of the National Association of Securities Dealers, Inc., and so some or all of the selling securityholders may have purchased their notes from other securityholders rather than the initial purchasers.

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

Response: To Verenium’s knowledge, based on information obtained from the selling securityholders in the Questionnaire, none of the selling securityholders listed in the “Selling Security Holders” section of the Prospectus is an affiliate of Verenium.

•	Any relationships among the selling shareholders;

Response: Verenium has no information regarding any relationships among the selling securityholders listed in the “Selling Security Holders” section of the prospectus.

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

Response: This information is contained in this letter’s responses to Comments 2 and 4. The total dollar value of the shares of Verenium’s common stock underlying the notes, based on the closing price of Verenium’s common stock on the NASDAQ Global Market on March 22, 2007 of $6.40 per share, was $120 million (if based on a conversion rate of 156.2500 shares per $1,000 principal amount of notes) or approximately $94.1 million (if based on the initial conversion rate of 122.5490 shares per $1,000 principal amount of notes). The net proceeds to Verenium from the notes offering, after deducting the initial purchasers’ discount and offering expenses, were approximately $114.8 million.

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

Response: This information is contained in this letter’s responses to Comments 5, 6 and 7. When priced on March 22, 2007, the common stock underlying the notes was priced at a 27.5% premium (not a discount) to its closing sales price on the NASDAQ Global Market on that date.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

John L. King

July 10, 2007

Page Sixteen

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response: All of the selling securityholders are in the business of buying and selling securities – they are all QIBs. A QIB is defined in Rule 144A as any of certain enumerated entities that, either for its own account or the account of other QIBs, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the applicable entity.

Please contact the undersigned at (858) 550-6045 if you have any questions or comments regarding this letter. Verenium wants to file an amendment to the Registration Statement and have the Registration Statement go effective as soon as possible, so your prompt attention to this letter would be greatly appreciated.

Sincerely,

/s/ Matthew T. Browne
Matthew T. Browne

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM